Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The Tomorrow Companies Inc.

Blog Post

December 7, 2021

Why We Are Taking Tomorrow.io Public

Tomorrow.io has just announced the exciting next stage of our journey as a company: we’re going public by combining our business with a Special Purpose Acquisition Company (SPAC) called Pine Technology Acquisition Corp. If all goes as it should, in the first half of 2022 you’ll be able to invest in a brand new stock symbol on NASDAQ: TMW.

Why go public now? The SPAC vehicle enables us to take in a significant amount of money, and just like our slogan allows us to take control of tomorrow, today.

We have a clear plan and a well-defined problem to solve. In Pine Technology we’ve found a truly unique partner with a team that believes in our vision and our ability to execute. Not only that: as a major insurance business concerned with exposure to the effects of climate change, they use our solution themselves!

To date, Tomorrow.io has done well raising more than $200M in equity financing. We have accomplished a lot in just a few years, including developing a software platform that enables any business or organization to proactively prepare for incoming weather, building a world-class weather forecasting operation in-house, earning the trust of customers around the world ranging from JetBlue to Uber to NOAA and NASA, securing funding from the U.S. Air Force for our first four satellites, and more.

As a private company, however, we have noticed something is broken. Seemingly endless sums of capital are fueling business productivity apps and consumer solutions, but the hard truth is in the face of out-of-control climate change most of it won’t matter. The world has printed a substantial amount of money and created significant wealth in the last two years, but an astonishing, wasteful amount has gone to build P2P businesses - privileged people solving privileged people’s problems.

The next generation of elite investors won’t be focused on “solutions” for making people click on more ads or spend more time in front of screens. They will be the ones focusing on the world’s most pressing issues. Our house is burning, and we risk leaving an even worse world for our kids.

Tomorrow.io’s mission is to equip humanity with the weather intelligence needed to adapt and thrive in an era of climate crisis. We are focused on building a technology powerhouse that will improve weather forecasting on a global scale and with historic impact, shielding communities and businesses and saving lives around the world. With such a bold mission, we need more than a few VCs to stand behind us. We need every individual’s support to help our world adapt to climate change.

Now, is the SPAC vehicle the best way to go public? There has been some well-deserved attention to misuses over the past year or two, but we believe we are exactly the kind of business that these acquisition companies are designed to acquire: special ones, for which access to the capital markets will be transformative in the best possible way. Not only do we stand out in the marketplace, we can actually demonstrate that companies with clear business models and differentiated technology can thrive as public companies even in relatively early stages of revenue growth, although Tomorrow.io is much further along than some of the more recent SPAC announcements making headlines.

We’re proud to be building a business like Tomorrow.io, and believe we can materially move the needle on solutions in facing climate change. The road ahead of us is long and we have tremendous value to create, both for our shareholders and for our customers and the global community. Thank you for being part of our community.

Shimon Elkabetz,

CEO

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.

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